Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Symmetry Medical USA Inc.	Delaware
Mettis Group Inc.	Delaware
Ultrexx, Inc.	Indiana
Jet Engineering Inc.	Michigan
Symmetry Medical International Inc.	Delaware
Othy Limited	England
Polyvac France SARL	France
Polyvac SA	France
Mettis (UK) Limited	England
Thornton Precision Components	England
Medicast Limited	England
Arthur Robinson & Sons Ltd.	England